Exhibit 99.1

Sun Life Capital Trust II confirms redemption of Sun Life ExchangEable Capital Securities - Series 2009-1

TORONTO, Dec. 31, 2019 /CNW/ - Sun Life Capital Trust II, a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), announced today that it has completed the redemption of all of its outstanding $500 million principal amount of Sun Life ExchangEable Capital Securities – Series 2009-1.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2019, Sun Life had total assets under management of $1,063 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Noah Zatzman	Leigh Chalmers
Manager, Media & PR	Senior Vice-President, Head of
Corporate Communications	Investor Relations & Capital Management
T. 416-526-4208	T. 647-256-8201
noah.zatzman@sunlife.com	investor.relations@sunlife.com

View original content to download multimedia:http://www.prnewswire.com/news-releases/sun-life-capital-trust-ii-confirms-redemption-of-sun-life-exchangeable-capital-securities--series-2009-1-300980168.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/31/c5254.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 12:00e 31-DEC-19